SILVER NORTH RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS

FOR THE NINE MONTHS ENDED JUNE 30, 2025

OVERVIEW AND INTRODUCTORY COMMENT

Silver North Resources Ltd. (“Silver North” or the “Company”) has made significant new silver discoveries in the famous Keno Hill District in the Yukon, Canada, namely our Haldane and Tim properties.  The Company is ideally positioned to further prove out and expand these discoveries, a stage of the mining development curve traditionally associated with the largest potential value increases.  The Company is listed on the TSX Venture Exchange (the “Exchange”) under the trading symbol “SNAG”.

This MD&A is dated August 25, 2025 and discloses specified information up to that date. Unless otherwise noted, all currency amounts are expressed in Canadian dollars. The following information should be read in conjunction with the unaudited condensed consolidated interim financial statements and the related notes for the nine months ended June 30, 2025 and the Company’s audited consolidated financial statements for the year ended September 30, 2024 and the related notes thereto.

Additional information relevant to the Company and the Company’s activities can be found on SEDAR+ at www.sedarplus.ca, and/or on the Company’s website at www.silvernorthres.com.

The Company recognizes environmental, social and governance (“ESG”) best practices as key components to responsible mineral exploration and development. The Company’s exploration programs are conducted to meet or exceed environmental regulations, while respecting the communities and environments in which we operate.  The Company strives to earn its social license with local and indigenous communities by meeting with stakeholders, regulators, and other concerned parties before, and during, exploration work to understand traditional and cultural issues important to these communities. The Company’s approach is based on transparency, open communication, inclusivity, and respect, to better enable social and economic benefit for communities as well as value for investors.

MAJOR INTERIM PERIOD OPERATING MILESTONES

Haldane, Yukon, Canada

On October 16, 2024, the Company announced that the 2024 drilling campaign at the Haldane Property was completed. A total of 732 metres of drilling was completed in 3 holes testing the West Fault and Main Fault targets. This marks Silver North’s first test of the Main Fault, with two holes successfully intersecting the target in moderately oxidized to unoxidized rocks allowing for strong recovery of the vein targets.

In addition to continuing step-out tests of the West Fault target, an important goal of the 2024 program was to test the Main Fault below the level of oxidation for a true representation of this target’s potential for high grade silver mineralization. The surface expression of the Main Fault indicates potential for a large structure, with historical oxidized vein samples at surface averaging 151 g/t silver over 7.6 m and 223 g/t silver over 3.6 m at the Main Zone and Main Zone South showings. Heavily oxidized, poorly recovered intersections in 2011 and 2013 drilling by previous operators intersected similarly anomalous results.

Hole HLD24-29 intersected a somewhat oxidized structure above the Main Fault from 158.6m – 162.0m followed by unoxidized Main Fault breccia and siderite vein from 171.0m to 176.7m. The width of this zone warranted a follow up hole, targeting the structure 50 metres down dip. Hole HLD24-30 accomplished this, intersecting the same partially oxidized structure above the Main Fault from 171.0 – 172.5m and the Main Fault as a much wider, unoxidized, structural zone from 183.5 to 203.0 metres down hole, exhibiting multiple fault splays with strong gouge and breccia zones as well as quartz-siderite+/- sulphide veins. The program successfully showed that the Main Fault is a viable silver target with strong Keno District style veining characteristics indicating its potential to host high grade silver mineralization as seen elsewhere in the district. This was corroborated by strong analytical results from this target, released November 14, 2024 and summarized below.

A fourth hole at the Bighorn target was dropped from the program due to deteriorating conditions that made drill pad access difficult. Bighorn remains a high priority target and a pad was constructed early in the program that will be available for use in the next drill campaign at Haldane.

Main Fault Target

The Main Fault, thought to be a parallel structure to the West Fault, was targeted in the 2024 drill program based on surface sampling of the fault at the Main and Main South showings where oxidized vein samples on surface average 151 g/t silver over 7.6 m and 223 g/t silver over 3.6 m. Two holes tested this target (HLD24-29 and -30), successfully intersecting a wide structural zone consisting of three siderite-sulphide vein faults and breccias with an interstitial stockwork of siderite bearing veinlets and brecciated host rocks that forms the overall structural zone.

In hole HLD24-29 the widest structural zone returned 13.75m true width (“TW”) of 157 g/t silver, 1.42% lead and 0.67% zinc and blossomed to 28.36m (TW) of 130 g/t silver, 0.55% lead and 0.52% zinc 50 metres down dip in hole 30. High grade oxidized and brecciated siderite vein fault material at the upper boundary returned 1.83m (TW) of 1,088 g/t silver, 3.90 g/t gold, 1.89% lead and 0.63% zinc including 0.73m (TW) of 2,470 g/t silver, 9.64 g/t gold, 3.88% lead and 0.99% zinc in hole HLD24-30. It is notable that these upper boundary intersections are unusually high in gold as compared to other intersections at the Haldane Property. The oxidized nature of these intersections makes it difficult to determine the mineralogy associated with the elevated gold values at this time.

Table 1 – Haldane Property – 2024 Significant Drill Intersections

Hole	From (m)	To (m)	Interval (m)	True Width(m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Silver Eq (g/t)[1]
HLD24-28 (West)	243.71	244.09	0.38	0.19	122	0.17	2.07	0.48	218
HLD24-29 (Main)	146.20	162.00	15.80	13.75	157	0.08	1.42	0.67	233
incl.	147.60	150.00	2.40	2.09	206	0.10	1.49	1.36	311
incl.	157.00	160.50	3.50	3.05	460	0.15	4.34	1.23	653
and incl.	158.60	160.50	1.90	1.65	777	0.25	7.86	2.22	1,123
	171.00	176.30	5.30	4.61	53	0.06	1.13	1.43	147
incl.	174.20	176.30	2.10	1.83	105	0.04	2.61	2.07	268
HLD24-30 (Main)	159.00	161.50	2.50	1.83	1,088	3.90	1.89	0.63	1,491
incl.	159.00	160.00	1.00	0.73	2,470	9.64	3.88	0.99	3,422
	164.20	203.00	38.80	28.36	130	0.09	0.55	0.52	174
incl.	171.70	172.50	0.80	0.58	1,210	0.42	3.15	0.45	1,358
incl.	183.85	191.80	7.95	5.81	365	0.23	1.80	1.37	491
and incl.	190.80	191.80	1.00	0.73	1,025	0.54	8.52	2.18	1,415
incl	201.75	203.00	1.25	0.91	194	0.18	0.54	1.08	266

1Silver-equivalent values are calculated assuming 100% recovery using the formula: ((20 * silver (g/t) / 31.1035) + (1650 * gold (g/t) / 31.1035) + (0.90 * 2204 * lead %/100) + (1.10 * 2204 * zinc %/100)) *(31.1035 / 20). Metal price assumptions are US$20/oz silver, US$1650/oz gold, US$0.90/lb lead and US$1.10/lb zinc. While metal prices today are generally higher than those used in the formula, these are the values used for past drilling at Haldane in order to compare past results.

High grade, partially oxidized and strongly brecciated siderite vein fault from the centre of the Main Fault structural zone returned 3.05m (TW) of 460 g/t silver, 0.15 g/t gold, 4.34% lead and 1.23% zinc, including 1.65m (TW) of 777g/t silver, 0.25 g/t gold, 7.86% lead and 2.22% zinc in HLD24-29 and 5.8m (TW) 365 g/t silver, 0.23 g/t gold, 1.80 % lead and 1.37 % zinc 50 meters down dip from HLD24-30.

The best result from the lowermost unoxidized siderite vein and vein fault breccia was an intercept of 0.91m (TW) of 194 g/t silver, 0.18 g/t gold, 0.54% lead and 1.08% zinc from HLD24-30.

Figure 1 - Haldane Property Drill Plan Map

W
7083000N
456800E
Looking NNE
456900E
457000E
E
1350m
1300m
1250m
1200m
1150m
1100m
1050m
1000m
D
D'
3.6m @ 223g/t Ag
HLD13-12
HLD24-30
HLD24-29
A
B
C
D
E
Schist
Quartzite
Phyllite
Diorite
Breccia
Quartz/Carb Vein
Fault Zone
50m

HLD13-12 *historic*		Interval (m)	True Width (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
E		3.06	N/A	84	0.12	0.14	1.39	**151**

HLD24-29		Interval (m)	True Width (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
A		15.80	13.75	157	0.08	1.42	0.67	**233**
	including	2.40	2.09	206	0.10	1.49	1.36	**311**
	including	3.50	3.05	460	0.15	4.34	1.23	**653**
	and incl.	1.90	1.66	777	0.25	7.86	2.21	**1123**

HLD24-29		Interval (m)	True Width (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
B		5.30	4.61	53	0.06	1.13	1.43	**147**
	including	2.10	1.83	105	0.04	2.61	2.07	**268**

HLD24-30		Interval (m)	True Width (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
C		2.50	1.83	1088	3.9	1.89	0.63	**1491**
	including	1.00	0.73	2470	9.64	3.88	0.99	**3422**

HLD24-30		Interval (m)	True Width (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
D		38.80	28.36	130	0.09	0.55	0.52	**174**
	including	0.80	0.58	1210	0.42	3.15	0.45	**1358**
	including	7.95	5.81	365	0.23	1.80	1.37	**491**
	and incl.	4.15	3.03	423	0.25	1.30	1.01	**522**
	and incl.	1.00	0.73	1025	0.54	8.52	2.18	**1415**
	including	1.25	0.91	194	0.18	0.54	1.08	**266**

Figure 2 - Cross Section HLD24-29 & -30

West Fault Target

Holes HLD24-29 and -30 potentially tested the very upper portions of the West Fault prior to reaching the Main Fault. The intersections occur high in the hole in very oxidized material. A significant fault zone was intersected in HLD24-29 but was unmineralized while the projected intersection in HLD24-30 was not recovered. Due to the shallow nature of the intersections and associated poor core recovery, management does not believe that this is an adequate test of the West Fault in this area and plans deeper drilling in this area in the future.

Hole HLD24-28, intersected the West Fault but deviated significantly more shallowly than expected and to the west of the intended target pierce point. The hole intersected several narrow discrete siderite-galena-sphalerite veins and siderite veinlets with the best of these returning 0.19m (TW) of 122 g/t silver, 0.169 g/t gold, 2.07% lead and 0.47% zinc. The hole did not close off the interpreted SW plunge of high-grade silver mineralization intersected in 2021 drilling, which remains open at a more steeply oriented plunge.

On July 30, 2025, the Company announced the details of the 2025 exploration program at the Haldane Property.

The ten hole (~2,500 metres) diamond drilling program will target expansion of Keno-style silver lead-zinc mineralization at the newly identified Main Fault target, a wide zone with at least three high grade silver veins identified to date. One hole will test the continuity of mineralization approximately 60 m down dip of the HLD24-30 intersection. The remaining holes, subject to in-field adjustments due to logistical consideration or visual results, will consist of fans of 3 holes on sections approximately 50 and 100 metres southwest and 50 metres northeast of the discovery section to test the strike and depth continuity of mineralization (Figures 3, 4). Time and budget permitting, one hole may also be completed at the Bighorn target, following up on silver-bearing quartz-siderite-galena veins intersected in the only drillhole at Bighorn.

On August 15, 2025, the Company announced the launch of its exploration program where it has engaged Paycore Diamond Drilling as the drill contractor for the program and Hardline Exploration Services Ltd., to provide staffing, technical and camp support. The program is expected to be completed by the end of October.

Figure 3 - Main Zone Plan with proposed drill sections

W
7083000N
456800E
Looking NNE
456900E
457000E
E
1350m
1300m
1250m
1200m
1150m
1100m
1050m
1000m
D
D'
3.6m @ 223g/t Ag
HLD13-12
HLD24-30
HLD24-29
A
B
C
D
E
Schist
Quartzite
Phyllite
Diorite
Breccia
Quartz/Carb Vein
Fault Zone
Proposed 2025 drill hole
50m

HLD13-12 *historic*		Interval (m)	True Width (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
E		3.06	N/A	84	0.12	0.14	1.39	**151**

HLD24-29		Interval (m)	True Width (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
A		15.80	13.75	157	0.08	1.42	0.67	**233**
	including	2.40	2.09	206	0.10	1.49	1.36	**311**
	including	3.50	3.05	460	0.15	4.34	1.23	**653**
	and incl.	1.90	1.66	777	0.25	7.86	2.21	**1123**

HLD24-29		Interval (m)	True Width (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
B		5.30	4.61	53	0.06	1.13	1.43	**147**
	including	2.10	1.83	105	0.04	2.61	2.07	**268**

HLD24-30		Interval (m)	True Width (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
C		2.50	1.83	1088	3.9	1.89	0.63	**1491**
	including	1.00	0.73	2470	9.64	3.88	0.99	**3422**

HLD24-30		Interval (m)	True Width (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Eq. (g/t)
D		38.80	28.36	130	0.09	0.55	0.52	**174**
	including	0.80	0.58	1210	0.42	3.15	0.45	**1358**
	including	7.95	5.81	365	0.23	1.80	1.37	**491**
	and incl.	4.15	3.03	423	0.25	1.30	1.01	**522**
	and incl.	1.00	0.73	1025	0.54	8.52	2.18	**1415**
	including	1.25	0.91	194	0.18	0.54	1.08	**266**

Figure 4 - Cross Section D-D' - Main Fault Drilling

Tim, Yukon, Canada

On January 30, 2025, the Company provided a review of 2024, an update on pending results from the Tim Project, and an outline of 2025 activities.

The exploration season commenced in July with the mobilization of crews to the Tim Property, located 19 km northeast of Coeur Mining’s Silvertip Project. Coeur is the project operator under an option agreement to earn an initial 51% interest (by funding a total of $3.5 million in exploration expenditures) in the property which can be expanded to 80% by funding a feasibility study and reaching a decision to build a mine. Coeur funded the 2024 program, conducting it out of their Silvertip Mine facilities.

Coeur had initially planned to complete approximately 2,000 metres of drilling, largely to test the Wolf Fault along almost 2,000 metres of strike length within prospective stratigraphy. Drilling targeted both structurally-hosted “chimney” style mineralization potentially hosted within the Wolf Fault and splays of it, as well as stratigraphically controlled “manto” mineralization along conducive stratigraphic horizons. This program finished in the first week of September, having been expanded to a total of 2,250 metres of drilling, and the addition of two airborne geophysical surveys (magnetics, radiometrics and mobile MT) to help target future drilling. Although analytical results from the program have yet to be received, geological observations from drilling confirm the presence of a Carbonate Replacement Deposit (“CRD”) style system at Tim, including diagnostic features noted at Silvertip and elsewhere in the world including fugitive calcite veining that fluoresces in UV light (displaying the classic “barbeque” pink and orange fluorescence) and re-crystallization of the host limestones. Coeur made the 2024 option payment of $75,000 in December and management expects that Coeur will undertake follow up drilling in 2025, the planning of which will commence once final analytical results have been received and interpreted.

On May 26, 2025, the Company announce the analytical results from the 6 holes drilled by Coeur.  The 2024 program successfully confirmed the presence of a CRD style system at Tim. The program also confirmed the presence of permissive host rocks such as the Rosella Formation Limestones, which in the vicinity of the Wolf Fault, are overlain by phyllites and argillites of the Kechika Group, providing a promising environment for deposit formation. The presence of a CRD system is evidenced by diagnostic features noted at Silvertip and elsewhere in the world, including fugitive calcite veining that fluoresces in UV light (displaying the classic “barbeque” pink and orange fluorescence), re-crystallization of the host limestones, disseminated pyrite – sphalerite and galena sulphide and derived oxide mineralization, and massive pyrrhotite with scheelite mineralization (an important tungsten bearing mineral). The best drill intercept from the 2024 program returned 3.39 m of 52.8 g/t silver, 0.28 g/t gold, 0.11 % lead and 0.27 % zinc within the Wolf Fault, or a significant associated splay.

Coeur completed 2,250 metres of drilling in six holes, largely testing the Wolf Fault along approximately 1,000 metres of strike length within prospective stratigraphy. Drilling targeted structurally-hosted “chimney” style mineralization potentially hosted within the Wolf Fault and splays of it, as well as stratigraphically controlled “manto” mineralization along conducive stratigraphic horizons.

Table: 2024 Notable Drill Hole Intersections.

Hole	From (m)	To (m)	Interval (m)	Silver (g/t)	Gold (g/t)	Lead (ppm)	Zinc (ppm)
TIM24-Pad03-001	38.14	38.46	0.32	27.4	0.022	0.05	0.60
TIM24-Pad04-001	235.88	236.86	0.98	17.7	0.011	0.75	1.29
TIM24-Pad04-002	141.00	144.39	3.39	52.8	0.280	0.11	0.27

Five of the six holes were successful in testing the Wolf Fault or splays of it, with one hole abandoned prior to reaching target depth due to excessive overburden. Intersections of the fault and its potential splays range in width from approximately 0.5 to >6.0 metres and were commonly noted to be anomalous in silver, lead, zinc and pathfinder elements. Two holes intersected massive sulphide mineralization in the fault and/or splay. TIM24-Pad01-001 intersected a massive pyrrhotite interval with blebs of scheelite and anomalous silver, gold, lead, zinc, as well as bismuth, tellurium and tungsten results that were over-limits at the upper 200 ppm bound.

TIM24-Pad03-001 intersected the Wolf Fault from 36.00 to 38.46 metres downhole, at the start of recoverable core. As such, the intersection is heavily oxidized. While the strongest mineralization in the intersection, albeit heavily oxidized from 38.14 to 38.46 metres was recovered, little or no sulphide mineralization was remaining.

Detailed planning of the 2025 follow up program is underway. The 2024 program was conducted under the direction of Coeur's exploration team based at the Silvertip site, under the terms of an option agreement granting Coeur the right to earn a 51%- interest in the Tim Property by completing a minimum of $3.55 million in exploration expenditures and making cash payments to Silver North totalling $275,000 by December 31, 2026. Coeur can bring its interest to 80% by making additional cash payments of $100,000 per year in 2027 and 2028, completing a positive feasibility study and informing Silver North of its intention to develop a mine at Tim by December 16, 2028. The Tim Property is track accessible through 25 kilometres of four-by-four access off the Silvertip site road.

GDR, Yukon Territory, Canada

The Company plans to conduct an early-stage analyses of the GRD Project acquired in 2024 and located in the Silvertip CRD District. This work would include prospecting, geological mapping and sampling to identify targets areas to refine for drilling. Priority will be placed on the Veronica claim block adjacent to the Tim Property.

On June 18, 2025, the Company announced that its Yukon mineral exploration program grant application for its Veronica claims (part of the GDR Project) has been accepted.  Under this program, qualifying exploration expenditures can be refunded to the Company in the form of a grant.

INTERIM PERIOD FINANCIAL CONDITION

Capital Resources

On April 9, 2025, the Company completed a non-brokered private placement by issuing 13,500,000 units (“Unit”) at a price of $0.10 per Unit for gross proceeds of $1,350,000. Each Unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 36-month period at a price of $0.15. In connection with the financing, the Company paid $32,200 in cash finder’s fees and issued 320,000 finder’s warrants, each of which is exercisable into one common share at a price of $0.15 for a period of 36 months.

On July 31, 2025, the Company completed a non-brokered private placement by issuing 2,467,000 units (“HD Units”) at a price of $0.15 per HD Unit for gross proceeds of $370,050. Each HD Unit consists of one common share and one common share purchase warrant. Each Warrant entitles the holder to purchase one additional common share for a 48-month period at a price of $0.35. In connection with the financing, the Company paid $10,404 in cash finder’s fees and issued 69,360 finder’s warrants exercisable into one common share at a price of $0.15 for a period of 24 months.

On August 12, 2025, the Company completed a non-brokered private placement by issuing 10,000,000 charity flow-through units (“CFT Units”) at a price of $0.21 per CFT Unit for gross proceeds of $2,100,000. Each CFT Unit consists of one common share and one-half common share purchase warrant. Each Warrant entitles the holder to purchase one additional common share for a 48-month period at a price of $0.35. In connection with the financing, the Company paid $54,420 in cash finder’s fees and issued 362,800 finder’s warrants exercisable into one common share at a price of $0.15 for a period of 24 months.

The Company will use an amount equal to the gross proceeds from the sale of CFT Units, pursuant to the provisions in the Tax Act, to incur eligible “Canadian exploration expenses” that qualify as “flow-through mining expenditures” as both terms are defined in the Tax Act (the “Qualifying Expenditures”) related to the Company’s projects in the Yukon, on or before December 31, 2026, and to renounce all the Qualifying Expenditures in favour of the subscribers of the CFT Units effective on or before December 31, 2025. If the Qualifying Expenditures are reduced by the Canada Revenue Agency, the Company will indemnify each CFT Unit subscriber for any additional taxes payable by such subscriber as a result of the Company’s failure to renounce the Qualifying Expenditures as agreed.

On January 28, 2025, the Company granted 605,000 stock options to its directors, officers and consultants at a price of $0.10 per share for a period of 5 years.

On May 1, 2025, the Company issued 180,000 common shares to the GDR property optionors at a price of $0.12 per share for a total consideration of $21,600.

Subsequent to June 30, 2925, a total of 38,937 finder’s warrants were exercised at the prices of $0.15 and $0.16 for total proceeds of $5,950.

Subsequent to June 30, 2025, a total of 220,000 warrants were exercised at the prices of $0.15 and $0.20 for total proceeds of $38,000.

The Company is aware of the current conditions in the financial markets and has planned accordingly. The Company’s current treasury and the future cash flows from equity issuances and the potential exercise of warrants, finders’ warrants and options, along with the planned developments within the Company will allow its efforts to continue throughout 2025. If the market conditions prevail or improve, the Company will make adjustment to budgets accordingly.

Liquidity

As at June 30, 2025, the Company had working capital of $119,614 (September 30, 2024 – working capital deficiency of $361,496). As at June 30, 2025, $573,236 was held in cash (September 30, 2024 - $709,647). The total decrease of $136,411 was due to: (a) operating activities of $746,528; and (b) exploration and expenditures assets expenditures net of recoveries of $643,296; while being offset by (c) net proceeds from financing activities of $1,234,700; and (d) return of deposits of $64,969 from the various government agencies in USA.

Operations

For the three months ended June 30, 2025 compared with the three months ended June 30, 2024:

The Company recorded a net loss for the three months ended June 30, 2025 of $208,146 (loss per share - $0.00) compared to a loss of $623,949 (loss per share - $0.02) for the three months ended June 30, 2024.

Excluding share-based payments of $61 (2024 - $286,179), the Company’s general and administrative expenses amounted to $243,473 (2024 - $311,354), a decrease of $67,881. The change in the expenses was mainly due to the change in wages, benefits and consulting fees (2025 - $39,150; 2024 - $91,301) as the Company continues to monitor its use of cash and is actively seeking ways to reduce its operating expenses.

The other major item for the three months ended June 30, 2025, compared with June 30, 2024, was:

•Write-down of exploration and evaluation assets of $Nil (2024 - $32,432).

For the nine months ended June 30, 2025 compared with the nine months ended June 30, 2024:

The Company recorded a net loss for the nine months ended June 30, 2025 of $569,011 (loss per share - $0.01) compared to a loss of $1,763,552 (loss per share - $0.05) for the nine months ended June 30, 2024.

Excluding share-based payments of $58,372 (2024 - $286,179), the Company’s general and administrative expenses amounted to $648,520 (2024 - $776,546), a decrease of $128,026. The change in the expenses was mainly due to the decrease in: (a) investor relations and shareholder information (2025 - $302,853; 2024 - $466,477); (b) wages, benefits and consulting fees (2025 - $99,900; 2024 - $140,681); while being offset by the increases in (c) accounting and legal fees (2025 - $127,581; 2024 - $89,776); (d) office expenses (2025 - $24,086; 2024 - $6,454); and (e) travel expenses (2025 - $37,873; 2024 - $10,821). The Company continues to monitor its use of cash and is actively seeking ways to reduce its operating expenses while maintaining shareholders’ awareness of the Company’s exploration programs at Haldane and Tim.

The other major items for the nine months ended June 30, 2025, compared with June 30, 2024, were:

•Flow-through share premium recovery of $107,997 (2024 - $Nil); and

•Write-down of exploration and evaluation assets of $Nil (2024 - $720,115).

SIGNIFICANT RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share- based payments	Total
Jason Weber Chief Executive Officer, Director	$ 121,500	$ Nil	$ Nil	$ Nil	$ 9,963	$ 131,463
Rob Duncan VP of Exploration	$ 112,500	$ Nil	$ Nil	$ Nil	$ 7,970	$ 120,470
Winnie Wong Chief Financial Officer	$ Nil	$ Nil	$ Nil	$ Nil	$ 6,376	$ 6,376
Marc G. Blythe Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 6,376	$ 6,376
Mark T. Brown Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 7,970	$ 7,970
Craig Lindsay Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 6,376	$ 6,376

		Nine months ended				Balance due
	Services	June 30, 2025		June 30, 2024		As at June 30, 2025		As at September 30, 2024
Amounts due to:
Jason Weber	Consulting fee and share-based payment		$131,463		$175,351	$	Nil	$	Nil
Rob Duncan	Consulting fee and share-based payment		$120,470		$154,382	$	Nil	$	Nil
Pacific Opportunity Capital Ltd. (a)	Accounting, financing and shareholder communication services		$176,065		$114,224		$537,466		$606,564
Mark Brown	Expenses reimbursement		$43,162	$	Nil	$	Nil	$	Nil
Marc G. Blythe	Expenses reimbursement	$	Nil	$	Nil	$	Nil		$2,115
TOTAL:			$471,160		$443,957		$537,466		$608,679

(a) The president of Pacific Opportunity Capital Ltd., a private company, is a director of the Company.

COMMITMENTS, EXPECTED OR UNEXPECTED, OR UNCERTAINTIES

As of the date of the MD&A, the Company has no outstanding commitments.

Other than disclosed in this MD&A – Quarterly Highlights, the Company does not have any commitments, expected or unexpected, or uncertainties.

RISK FACTORS

In our MD&A filed on SEDAR January 27, 2025 in connection with our annual financial statements (the “Annual MD&A”), we have set out our discussion of the risk factors Exploration risks, Market risks and Financing risk which we believe are the most significant risks faced by Silver North. An adverse development in any one risk factor or any combination of risk factors could result in material adverse outcomes to the Company’s undertakings and to the interests of stakeholders in the Company including its investors. Readers are cautioned to take into account the risk factors to which the Company and its operations are exposed. To the date of this document, there have been no significant changes to the risk factors set out in our Annual MD&A.

DISCLOSURE OF OUTSTANDING SHARE DATA

The authorized share capital of the Company consists of an unlimited number of common shares without par value.  The following is a summary of the Company’s outstanding share data as at June 30, 2025:

	June 30, 2025	August 25, 2025

Common shares outstanding	61,393,494	74,219,431
Stock options	4,476,000	4,476,000
Warrants	25,505,500	32,419,000
Finder’s warrants	454,137	962,860
Fully diluted common shares outstanding	91,829,131	112,077,291

QUALIFIED PERSON

Jason Weber, BSc., P.Geo is the Qualified Person as defined under National Instrument 43-101 responsible for the technical disclosure in this document. Mr. Weber is the President and Chief Executive Officer of Silver North and prepared the technical information contained in this MD&A – Quarterly Highlights.

Cautionary Statements

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, our estimates of exploration investment, the scope of our exploration programs, and our expectations of ongoing administrative costs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are cautioned not to place undue reliance on forward-looking statements.